Exhibit 99.1

Stellantis Announces Changes to Euronext Trading Symbols

AMSTERDAM, February 7, 2023 – Effective Monday, Feb. 13, 2023, prior to the stock exchanges market openings, the trading symbols of Stellantis common shares listed on Euronext will change. For the former Borsa Italiana (MTA) listing in Milan, it will become ‘STLAM’. For the Euronext Paris listing in Paris, it will become ‘STLAP’.

Given the migration of the Borsa Italiana markets onto the Euronext trading platform, it was necessary to create two separate trading symbols, as now the two order books will be traded in the same environment.

The ‘STLA’ trading symbol on the New York Stock Exchange remains unchanged.

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About Stellantis

Stellantis N.V. (NYSE / MTA / Euronext Paris: STLA) is one of the world's leading automakers and a mobility provider. Its storied and iconic brands embody the passion of their visionary founders and today’s customers in their innovative products and services, including Abarth, Alfa Romeo, Chrysler, Citroën, Dodge, DS Automobiles, Fiat, Jeep®, Lancia, Maserati, Opel, Peugeot, Ram, Vauxhall, Free2move and Leasys. Powered by our diversity, we lead the way the world moves – aspiring to become the greatest sustainable mobility tech company, not the biggest, while creating added value for all stakeholders as well as the communities in which it operates. For more information, visit www.stellantis.com.

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For more information, contact:
Fernão SILVEIRA +31 6 43 25 43 41 – fernao.silveira@stellantis.com
communications@stellantis.com
www.stellantis.com